FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 16, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

RITZ CLUB LONDON EXTENDS WINNING RELATIONSHIP
WITH CRYPTOLOGIC-DEVELOPED SOFTWARE
Renewal of multi-year, exclusive online casino and poker agreement with prominent UK customer

February 16, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that it has renewed and extended its relationship with one of the UK’s leading gaming brands, The Ritz Club London Online (www.theritzclublondon.com). The Ritz Club London has committed to a multi-year contract with CryptoLogic’s subsidiary, WagerLogic Limited, and will continue to use the software provider’s proven online casino and poker offerings exclusively during the term of the agreement.

“CryptoLogic’s strategy is to do business with the best of the best in global gaming — and we’re proud to have earned the continuing confidence of a top UK gaming brand to drive our organic growth,” said Lewis Rose, CryptoLogic’s President and CEO. “On land or online, The Ritz Club London is a prestigious company, and we are delighted to reaffirm and build on our relationship to deliver a safe, secure and enjoyable online gaming experience for their players around the world.”

The Ritz Club London Online has been a customer since 2002, and has used WagerLogic’s state-of-the art software to establish a successful online casino in Alderney, one of the world’s most highly regulated jurisdictions. The relationship continued to grow in 2004, when the Ritz Club expanded its game offering by launching an online poker product designed and developed by CryptoLogic and licensed in the Netherlands Antilles.

“CryptoLogic continues to be the Ritz Club’s developer of choice — and their interactive gaming technology is second to none,” said Malcolm Graham, Managing Director, The Ritz Club London Online. “CryptoLogic’s proven expertise and high standards have enabled us to grow a profitable business in the major growth areas of online casino and poker gaming, which is why we have renewed our agreement with WagerLogic.”

About CryptoLogic ® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455      FAX (416) 545-14541867
YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About The Ritz Club London (www.theritzclublondon.com)
The Ritz Club London is the essence of fine gaming and part of the rich Ritz heritage that dates back to 1906. Situated in the former ballroom of London’s historic Ritz Hotel, the prestigious and exclusive club appeals to the true connoisseur of luxury and elegance. The Ritz Club London places great emphasis on ensuring that the highest standards of operating procedures are constantly upheld. The brand and reputation of The Ritz Club London are important factors in maintaining its international and loyal following amongst its members.

The Ritz Club London Online is a wholly-owned subsidiary of The Ritz Club London, established to pursue online, wireless and interactive television-related gaming activity.

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For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	At Argyle Rowland, 416-968-7311 (Media) Daniel Tisch, ext. 223/ dtisch@argylerowland.com Karen Passmore, ext. 227/ kpassmore@argylerowland.com

The Ritz Club London Online, +44 207 468 1368
Gina Wakely, Marketing Manager

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.